Exhibit 99.2

A statement on behalf of John A. MacDonald, Chair of the Board of Directors of Rogers Communications Inc.

Toronto, October 23, 2021 – “The proposal by Mr. Edward Rogers to hold a purported Board meeting with his proposed slate of directors this weekend does not comply with laws of British Columbia, where Rogers Communications Inc. is incorporated, and is therefore not valid. Accordingly, the purported Board meeting and anything that may arise from such a meeting is also invalid. It is disappointing that the former Chairman is attempting to act unilaterally without regard for the interests of the company and all of Rogers’ shareholders.

To protect the best interests of the company and all shareholders, the board and its duly elected directors will continue to ensure that Rogers fully complies with the rules and procedures of proper corporate governance.”

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338